UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CVD EQUIPMENT CORPORATION

(Exact name of registrant as specified in its charter)

New York	1-16525	11-2621692
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

355 South Technology Drive Central Islip, New York		11722
(Address of principal executive offices)		(Zip Code)

Thomas McNeill, Chief Financial Officer

(631) 981-7081

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of CVD Equipment Corporation (the “Company”) for calendar year 2018 is being filed in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which minerals specified in Rule 13p-1 are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. Certain of the Company’s operations manufacture, or contract to manufacture, products for which Conflict Minerals are necessary to the functionality or production of those products. The Company has conducted a good faith, reasonable country of origin inquiry regarding the Conflict Minerals used by the Company for the functionality or production of the Company’s products. This good faith, reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals used by the Company originated in the Covered Countries. Based on this reasonable country of origin inquiry, the Company is unable to determine whether Conflict Minerals necessary to the functionality or production of Company products manufactured in calendar year 2018 originated in the Covered Countries.

As part of the reasonable country of origin inquiry, the Company made inquiry of its 2018 suppliers to determine if such suppliers use Conflict Minerals in the manufacture of the Company’s products. No information came to the Company’s attention which indicated to the Company that Conflict Minerals which originated from the Covered Countries were incorporated or used in its products. As a result of the foregoing, the Company has determined that it has no reason to believe that the Conflict Minerals originated in a Covered Country.

This Form SD and the Conflict Minerals Report are publicly available at www.cvdequipment.com as well as at the SEC’s EDGAR database at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.

CVD EQUIPMENT CORPORATION
(Registrant)

DATE: May 22, 2019	By:	/s/ Thomas McNeill
Thomas McNeill
Chief Financial Officer